File No. 70-8477

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

__________________________________________
POST-EFFECTIVE AMENDMENT NO. 3
TO
FORM U-1 DECLARATION
UNDER
THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
____________________________________________

Cinergy Corp.
139 East Fourth Street
Cincinnati, Ohio 45202

(Name of company filing this statement
and address of principal executive offices)

Cinergy Corp.

(Name of top registered holding company parent)

William L. Sheafer
Treasurer
Cinergy Corp.
139 East Fourth Street
Cincinnati, Ohio 45202
(Name and address of agent of service)
The Commission is requested to send copies of all notices, orders and communications in connection with this Declaration to:

Cheryl M. Foley
Vice President, General Counsel
    and Corporate Secretary
Cinergy Corp.
139 East Fourth Street
Cincinnati, Ohio 45202

Section B of Item 1 ("Description of Proposed Transactions; Requested Authorization") of Post-Effective Amendment No. 1 in this proceeding, filed with the Commission on October 16, 1995, is hereby amended and restated in its entirety to read as follows:

    B.   Requested Authorization.

    As of October 1, 1995, an aggregate of 867,385 of the Shares remained available for issuance under the terms of the November 1994 Order (the "Remaining Shares").

    Cinergy herein requests authorization to issue and/or sell the Remaining Shares from time to time through December 31, 1997. Sales of Remaining Shares would be accomplished by any of the means detailed in the 1994 U-1, specifically: (1) through the solicitation of proposals from underwriters or dealers; (2) through underwriters or dealers on a negotiated basis; (3) directly to a limited number of purchasers or to a single purchaser; and/or
(4) through agents. The sales price of the Remaining Shares shall be related to the then-current competitive market price of Cinergy common stock or will be negotiated under circumstances that reflect, or on the basis of, the then-current competitive market price of Cinergy common stock. The fees and expenses associated with the sale of the Remaining Shares shall not exceed 5% of the aggregate price for those shares.
Cinergy will apply the net proceeds from sales of the Remaining Shares to general corporate purposes, including repayment of short-term indebtedness, investments in subsidiaries, and acquisitions of interests in EWGs and FUCOs pursuant to the EWG/FUCO Order.

    In addition, Cinergy may determine to issue (but not sell) some or all of the Remaining Shares, on one or more occasions through December 31, 1997, to Cinergy system employees, in recognition and consideration of employees' contributions to Cinergy's business success, in award transactions similar to that reported in the Rule 24 Certificate (except that eligible system employees for these purposes may not be limited to non-officer employees).

    In any certificates of notification pursuant to Rule 24 to be filed by the Applicant with the Commission with respect to the consummation of transactions involving sales of Remaining Shares or issuances to Cinergy system employees of Remaining Shares as described above, Applicant proposes to including the following information: (1) with respect to any transaction involving the sale of Remaining Shares, (a) the number of Remaining Shares sold, (b) the date the shares were sold, (c) the sales price thereof, (d) the then-current competitive market price of Cinergy common stock, and (e) the actual fees and expenses paid in connection therewith; and (2) with respect to any transaction involving the issuance of Remaining Shares to employees as described above, (a) the number of Remaining Shares issued, (b) the date the shares were issued, (c) the number of employees to whom the shares were issued and their job functions, and (d) the specific purpose for the award of such shares.

SIGNATURE

    Pursuant to the requirements of the Act, the undersigned company has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: February 23, 1996

    Cinergy Corp.


    By:  /s/ William L. Sheafer
                                Treasurer